UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Response Biomedical Corp.

File No. 000-50571 - CF#23424

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Response Biomedical Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 31, 2009.

Based on representations by Response Biomedical Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.4	through March 31, 2019
Exhibit 4.5	through March 31, 2019
Exhibit 4.6	through June 25, 2013
Exhibit 4.9	through November 30, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel